REDACTED - Execution Version

AMENDING AGREEMENT NO. 2

MEMORANDUM OF AGREEMENT made as of September 29, 2022.

AMONG:

HUDBAY MINERALS INC.,

as Borrower,

- and -

CERTAIN OF ITS SUBSIDIARIES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Subsidiaries, the Agent and certain financial institutions as lenders entered into a fifth amended and restated credit agreement dated as of October 26, 2021, as amended by an amending agreement no.1 dated as of April 13, 2022 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effective Date

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) Section 1.1 of the Credit Agreement is amended by adding the following definitions in alphabetical order:

""Deposit Account Control Agreement" is defined in Section 8.2(n).";

""Semi-Annual Interest Note Payment" is defined in Section 8.2(n)."; and

""U.S. Bank Interest Payment Accounts" means, collectively, the bank accounts listed on Schedule 8.2(n) and any other bank accounts maintained or established by the Borrower with U.S. Bank National Association or its Affiliates in accordance with Section 8.2(n).".

(b) The following is added as a new Section 4.1.1 of the Credit Agreement:

"4.1.1 Waiver of Perfection Requirement

(a) Subject to Section 4.1.1(b), notwithstanding any provision contained in the Loan Documents, the Agent and the Lenders acknowledge and agree that any obligation under the Loan Documents for the Liens granted by the Borrower in favour of the Agent over the U.S. Bank Interest Payment Accounts to be perfected is hereby waived.

(b) Upon the execution and delivery of the Deposit Account Control Agreement, Section 4.1.1(a) shall cease to be operative.".

(c) The following is added as a new Section 8.2(n) of the Credit Agreement:

"(n) U.S. Bank Interest Payment Accounts

The Borrower shall (i) maintain the U.S. Bank Interest Payment Accounts for the limited purpose of holding each semi-annual interest payment required in connection with the Note Indentures (each, a "Semi-Annual Interest Note Payment") for a period of up to five Banking Days prior to the applicable payment date for such Semi-Annual Interest Note Payment, (ii) ensure that control over any U.S. Bank Interest Payment Account is granted only in favour of the Agent or any other Person as directed by the Agent, (iii) use commercially reasonable efforts to obtain a deposit account control agreement with U.S. Bank National Association (or its Affiliates, as applicable) in favour of the Agent and the Lenders in respect of the U.S. Bank Interest Payment Accounts (on terms acceptable to the Agent) (the "Deposit Account Control Agreement") (and any related legal opinions, certificates or other documentation requested by the Agent) in advance of the Semi-Annual Interest Note Payment due on April 1, 2023 (or such later date as may be agreed by the Agent), (iv) deliver to the Agent any U.S. law governed security agreements (and any related legal opinions, certificates or other documentation requested by the Agent) which the Agent, acting in good faith, believes is necessary to create, preserve, perfect or protect the Liens granted (or required to be granted) in favour of the Agent in the U.S. Bank Interest Payment Accounts within 15 days of request from the Agent, (v) ensure that the aggregate balance of the U.S. Bank Interest Payment Accounts is zero other than (A) for any period which is five Banking Days prior to the date on which a Semi-Annual Interest Note Payment is due, in which case the aggregate balance of the U.S. Bank Interest Payment Accounts shall not exceed the amount of such Semi-Annual Interest Note Payment and (B) for purposes of the payment of standard account administration fees, which such fees shall be debited from the U.S. Bank Interest Payment Accounts by U.S. Bank National Association (or its Affiliates (if applicable), as applicable in accordance with standard market practice) and (vi) ensure that no bank accounts or securities accounts are established or maintained by it with U.S. Bank National Association or any of its Affiliates other than the bank accounts listed on Schedule 8.2(n) or as otherwise consented to by the Agent;".

(d) The following is added as a new Section 8.2(o) of the Credit Agreement:

"(o) Account Balance

The Borrower shall, within two Banking Days following the written request of the Agent, provide the Agent with written confirmation of the aggregate balance of the U.S. Bank Interest Payment Accounts.".

(e) Section 9.1(e) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(e) if the Obligors shall, or shall permit any of their Subsidiaries, as the case may be, to, default in the observance or performance of any agreement, covenant or condition contained in Article 4 and Sections 8.1, 8.2(g), 8.2(m), 8.2(n), 8.3(b)(i)(A), 8.5, 8.6 and 12.1;".

(f) Schedule C is deleted in its entirety and replaced with Appendix A attached hereto.

(g) Appendix B attached hereto is added as a new Schedule 8.2(n).

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing; and

(d) the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

6. Confirmation of Security, etc.

Each Obligor agrees and confirms that:

(a) each of the Guarantees shall continue in full force and effect;

(b) each of the Security Documents shall continue in full force and effect and shall continue as security for the due and punctual payment and performance of the Obligations and the Other Secured Obligations;

(c) the Liens granted by the Obligors in favour of the Agent and the Lenders pursuant to each of the Security Documents shall continue in full force and effect as general and continuing security for the payment of all Obligations and all Other Secured Obligations, whether incurred prior to, at the time of, or subsequent to the execution of this Amending Agreement; and

(d) each of the Guarantees and Security Documents is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Senior VP, Legal and Organizational Effectiveness

HUDBAY MARKETING & SALES INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Senior VP, Legal and Organizational Effectiveness

HUDBAY PERU INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Senior VP, Legal and Organizational Effectiveness

HUDBAY PERU S.A.C.

by	"Luis Alfonso Santivañez Silva"
Name: Luis Alfonso Santivañez Silva
Title: General Manager

HUDBAY (BVI) INC.

by	"Robert Briant"
Name: Robert Briant
Title: Director

Signature Page to Amending Agreement No. 2 (Cda)

6502873 CANADA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Senior VP, Legal and Organizational Effectiveness

HUDBAY ARIZONA (BARBADOS) SRL

by	"Sir Trevor Carmichael"
Name: Sir Trevor Carmichael
Title: Director

HUDBAY ARIZONA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Senior VP, Legal and Organizational Effectiveness

HUDBAY ARIZONA (US) CORPORATION

by	"Andre Lauzon"
Name: Andre Lauzon
Title: President and Chief Operating Officer

HUDBAY ARIZONA (US) HOLDING CORPORATION

by	"Andre Lauzon"
Name: Andre Lauzon
Title: President and Chief Operating Officer

COBRE VERDE DEVELOPMENT CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

Signature Page to Amending Agreement No. 2 (Cda)

ROSEMONT COPPER COMPANY

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

MASON RESOURCES (US) INC.

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

11215850 CANADA LIMITED

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Senior VP, Legal and Organizational Effectiveness

SONORAN PROPERTY INVESTORS LLC, by Rosemont Copper Company, its sole Member and Manager

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

Signature Page to Amending Agreement No. 2 (Cda)

Administrative Agent

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ING CAPITAL LLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 2 (Cda)

BANK OF MONTREAL, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ROYAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

NATIONAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

BARCLAYS BANK PLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 2 (Cda)

Appendix A

COMPLIANCE CERTIFICATE

TO: THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO: CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

Canadian Imperial Bank of Commerce
Infrastructure/Technology, Infrastructure and Innovation
595 Bay Street, CPS-5th Floor
Toronto, Ontario M5G 2C2

Attention: Global Agent Administration Services

Telephone: 416.956.3830

Email: dlgo-agency@cibc.com

with a copy to:

Canadian Imperial Bank of Commerce
161 Bay Street, 8th Floor
Toronto, Ontario M5J 2S8

Attention:  Kazim Mehdi, Managing Director

Email: Kazim.Mehdi@cibc.com

We refer to Section 8.3(a)(iii) of the Fifth Amended and Restated Credit Agreement effective as of October 26, 2021 between Hudbay Minerals Inc. and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, Canadian Imperial Bank of Commerce as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to the Borrower's fiscal [quarter/year] ended ■  (the "[Quarter/Year] End").

1. The Borrower hereby certifies that:

(a) the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

(b) no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

S-2

(c) no Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

2. The Borrower hereby certifies that, as of the [Quarter/Year] End:

(a) the Senior Secured Debt to EBITDA Ratio was ■:■;

(b) the Interest Coverage Ratio was ■:■; and

(c) the Total Net Debt to EBITDA Ratio was ■:■.

3. The Borrower hereby certifies that during the fiscal [quarter/year] immediately preceding the [Quarter/Year] End, the maximum aggregate balance of the U.S. Bank Interest Payment Accounts was ■ and the balance as at the [Quarter/Year End] was $■.

4. Appendix A attached sets out the calculations referred to in item 2 above.

5. Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests or other securities owned or held by any Hudbay Group Member in any Person who is not a Subsidiary of such Hudbay Group Member as at the as at [Quarterly/Year] End.

6. Except as disclosed pursuant to Sections 8.3(b)(i)(L), 8.3(b)(i)(N), 8.3(b)(i)(P) and 8.3(b)(i)(R) of the Credit Agreement or as disclosed in writing to the Agent in connection with the delivery of this Compliance Certificate no mining claims, real property, interest in mining claims or interest in mining claims or real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) has been acquired by any Hudbay Group Member in Peru since the date of the most recently delivered Compliance Certificate and except as disclosed in writing to the Agent no such mining claim, real property, interest in mining claims or interest in real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) is or could reasonably be expected to be material to: (a) the operation of the Constancia Mine, (b) the operation of Hudbay Peru SAC or (c) the Hudbay Group's business, affairs, property, liabilities or financial condition in Peru.

DATED _________________, 20___.

HUDBAY MINERALS INC.
By
Name:
Title:

Name:
Title:

Appendix B

SCHEDULE 8.2(n)

BANK ACCOUNTS

1. [REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

2. [REDACTED - COMMERCIALLY SENSITIVE INFORMATION]